

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2013

Via E-mail
Cameron D. MacDougall
General Counsel - Fortress Private Equity
Fortress Investment Group LLC
1345 Avenue of the Americas
New York, NY 10105

> **Re: New Residential Investment Corp.**
> **Amendment No. 4 to Form 10**
> **Filed April 9, 2013**
> **File No. 001-35777**

Dear Mr. MacDougall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. The acknowledgements set forth in your response letter dated April 9, 2013 must be signed by an authorized officer of the company and not by counsel. Please resubmit them with your next amendment.

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-2

2. Please expand the second paragraph on page F-2 to explain further why you have included an adjustment for interest income and expense related to Agency RMBS, but have not included income statement adjustments for other investments. Please clarify that the equity method investments are in newly formed entities with no historical operations. Also, specifically clarify why you have not made an adjustment for interest income and expense related to non-Agency RMBS as opposed to Agency RMBS.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Richard B. Aftanas, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP